SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

1st April 2010

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 001-32846

CRH Chairman’s Letter to Ordinary Shareholders,

Notice of Annual General Meeting, Proxy Form

and 2009 Final Dividend Scrip Documentation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 or the European Communities (Markets in Financial Instruments Directive) Regulations 2007 Nos. 1 to 3 (as amended) and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the UK Financial Services and Markets Act 2000) immediately.

If you have sold or transferred all of your registered holding of Ordinary Shares in CRH plc, please forward this document and the accompanying Proxy Form to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee.

plc

Chairman’s Letter to Ordinary Shareholders

and

Notice of Annual General Meeting,

Wednesday, 5th May 2010

The Notice of the Annual General Meeting of CRH plc, to be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Wednesday, 5th May 2010, is set out on pages 8 to 12 of this document.

A Form of Proxy for use in connection with the Resolutions at the Meeting accompanies this document. To be valid, Forms of Proxy must be received by the Company’s Registrar, Capita Registrars, not later than 11.00 a.m. on 3rd May 2010. The methods by which valid proxy forms can be delivered are set out in the notes to the Notice of the Meeting.

To the holders of Ordinary Shares and, for information only, to the holders of Preference Shares.

31st March 2010

Dear Shareholder,

You will find set out on pages 8 to 12 of this document the Notice convening the Annual General Meeting of the Company (the “Meeting”) to be held at 11.00 a.m. on 5th May 2010.

Annual General Meeting

In addition to the Ordinary Business to be transacted at the Meeting (see Resolutions 1 to 8 in the Notice of Meeting) and the proposed Resolutions in respect of the notice period for Extraordinary General Meetings and amendments to the Articles of Association (Resolutions 9 and 12 respectively), details of which are set out in the Directors’ Report on pages 49 and 50 of the Annual Report, your Board proposes additional business as set out in Resolutions 10 and 11, which is summarised below.

New Share Schemes

During 2009, the Remuneration Committee carried out a review of senior executive remuneration, to ensure that the Company’s arrangements were aligned with CRH’s business strategy and remained competitive with the external marketplace. This followed a similar review in 2005, which led to amendments to the annual bonus plan and the introduction of the 2006 Performance Share Plan (PSP), a Total Shareholder Return (TSR) based long term share incentive plan for senior executives in the Company. As part of the 2009 remuneration review process, the Committee commissioned independent advisers (Mercer, a human resource consulting firm) to report on best practice and market trends. The Committee concluded that no change was required to current remuneration arrangements. However, the 2000 Share Option Scheme (the 2000 Scheme) and the 2000 Savings-related Share Option Schemes, which were approved by shareholders in May 2000, expire in May of this year. The Committee believes that the incentive provided by the Company’s share schemes has been a significant factor in your Company’s successful development over the years. Accordingly, approval is being sought from shareholders for the introduction of the two new share option schemes described below.

(i)     2010 Share Option Scheme (the 2010 Scheme)

The proposed 2010 Scheme, the rules of which have been approved by the Irish Association of Investment Managers (IAIM), is based on one tier of options with a single vesting test. The Remuneration Committee considers it appropriate that the exercise of options should be performance related. It is expected that, as with the 2000 Scheme it will replace (which has approximately 900 participants), the 2010 Scheme would have a much wider application than the PSP (which has approximately 150 participants).

CRH plc The International Building Materials Group

Registered Office

42 Fitzwiliam Square

Dublin 2

Ireland

—

TELEPHONE

+353.1.634 4340

FAX

+353.1.676 5013

E-MAIL

crh42@crh.com

WEBSITE

www.crh.com

Registered in Dublin

No. 12965

—

DIRECTORS:

K. McGowan Chairman

M. Lee Chief Executive

G.A. Culpepper (USA)

W.P. Egan (USA)

U-H. Felcht (German)

N. Hartery

J.M. de Jong (Dutch)

J.W. Kennedy

A. Manifold

T.V. Neil

D.N. O’Connor

J.M.C. O’Connor

W.I. O’Mahony

M.S. Towe (USA)

Secretary N. Colgan

The Committee believes it is important that the performance criteria for the 2010 Scheme be Earnings Per Share (EPS) based, in line with the 2000 Scheme, as in CRH’s sector EPS has been shown to correlate strongly with shareholder value in the medium to long term. In addition, the Committee believes that EPS is an appropriate and transparent measure for an option scheme with a large number of participants, which extends to a significant number of management layers. It is intended that, for the most senior executives in the Group, the combination of awards under CRH’s share incentive plans will be biased towards the TSR based PSP.

Under the 2010 Scheme, vesting will only occur once an initial performance target has been reached and, thereafter, would be dependent on performance. In considering the level of vesting based on EPS performance, the Remuneration Committee will also consider the overall results of the Group. Performance targets for the initial grant of options have been agreed with the IAIM, and are as follows:

•	the option will not be exercisable and will lapse if the annual compound increase in EPS over the three year target period compared with the base year is less than 12.5%;
•	20% of the option grant shall be exercisable if compound EPS growth is equal to 12.5%, while 100% shall be exercisable if compound EPS growth is equal to 27.5%;
•

subject to any reduction which the Remuneration Committee deems appropriate, options vest between 20% and 40% on a straight line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight line basis if compound growth is between 17.5% and 27.5%, which provides for proportionately more vesting for higher levels of EPS growth.

The Committee will have authority to set appropriate criteria for each subsequent grant.

Options may be granted to any eligible employee up to a maximum of 200% of the individual’s remuneration (salary, bonus and benefit-in-kind) in any year. This may be exceeded, up to a maximum of 25% of the individual limit, in cases of superior levels of business performance as determined by the Remuneration Committee and in cases where the Committee determines that it is necessary for the recruitment or retention of key employees. When granting options, the Remuneration Committee will take into account an individual’s performance and potential along with the prevailing competitive marketplace for the role. However, the general intention of the Committee would be to grant options below the aforementioned individual limit, unless there are exceptional circumstances that would warrant otherwise.

If approved, it is intended to grant options under the 2010 Scheme following the 2010 Annual General Meeting and thereafter, subject to satisfactory performance, to grant options annually ensuring a smooth progression over the life of the 2010 Scheme.

In accordance with current practice, the Committee will have discretionary powers regarding the implementation of the rules of the 2010 Scheme. Such discretion, if used, will be accompanied by transparent disclosure in the Report on Directors’ Remuneration.

The Committee believes that the introduction of the 2010 Scheme will continue to align management with shareholder goals as well as fostering the attainment of superior performance and ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation.

The principal features of the proposed 2010 Scheme are set out in Appendix 1.

(ii)	2010 Savings-related Share Option Schemes (the 2010 Savings-related Schemes)

Savings-related share option schemes were adopted by shareholders at the Annual General Meeting held in May 2000 and were subsequently approved by the Irish Revenue and the Revenue authority in the U.K. The 2000 Savings-related Share Option Schemes are valid for a period of 10 years and expire in May this year. It is proposed to seek approval from shareholders at the 2010 Annual General Meeting to establish new savings-related share option schemes in Ireland and the U.K., in accordance with the legislation currently in place in those jurisdictions, and, where applicable, to establish schemes in other jurisdictions similar in substance to the 2010 Savings-related Schemes.

The principal features of the proposed 2010 Savings-related Schemes are set out in Appendix 2.

Recommendation

Your Directors believe that the Resolutions to be proposed at the Meeting are in the best interests of the Company and its Shareholders as a whole and, therefore, recommend you to vote in favour of the Resolutions. Your Directors intend to vote in favour of the Resolutions in respect of their own beneficial holdings of Ordinary Shares, amounting in total, on 22nd March 2010, to 1,699,151 Ordinary Shares, representing approximately 0.24% of the issued Ordinary share capital of your Company.

Yours faithfully,

K. McGowan
Chairman

Appendix 1

Summary of principal features of the proposed 2010 Share Option Scheme:

1. General:

The Remuneration Committee will oversee the operation of 2010 Scheme. No option can be granted under the 2010 Scheme more than ten years after shareholders approve the scheme and no option can be exercised more than ten years after the date of grant, except that where the tenth anniversary falls within a period in which a participant is in possession of unpublished price sensitive information, the latest exercise date shall be extended until 14 days after the expiry of such period.

2. Eligibility:

The 2010 Scheme is available for executive directors and employees of any participating company nominated by the Remuneration Committee. The existing 2000 Share Option Scheme has approximately 900 participants. It is expected that the 2010 Scheme will have a similar level of participation. A person cannot be granted an option within two years of his/her agreed retirement date (as defined in the rules of the 2010 Scheme).

3. Dilution limits:

In the ten years preceding any given day, the aggregate number of shares in the Company committed for issue under all share schemes operated by the Company shall not exceed 10% of the shares in issue immediately prior to that day. In the ten years preceding any given day, the aggregate number of shares in the Company committed for issue under the 2010 Scheme shall not exceed 5% of the shares in issue immediately prior to that day. A flow rate of 3% over three years will apply for all CRH share schemes in operation.

4. Source of shares:

Option exercises may be satisfied by the allotment of shares, the re-issue of treasury shares, or the purchase of shares on the market by a third party trustee. Shares issued or re-issued under the 2010 Scheme will rank pari passu in all respects with the Ordinary and Income Shares of the Company.

5. Individual limits:

Annual grants are limited to a maximum of 200% of the individual’s remuneration (salary, bonus and benefit-in-kind). This may be exceeded, up to a maximum of 25% of the individual limit, in cases of superior levels of business performance as determined by the Remuneration Committee and in cases where the Committee determines that it is necessary for the recruitment or retention of key employees. Awards under the 2010 Scheme are not pensionable.

6. Performance criteria:

The 2010 Scheme provides for a single tier of options with a single vesting test. The targets chosen for the first grant under the 2010 Scheme, which have been agreed with the Irish Association of Investment Managers and have been appended as a schedule to the rules, are as follows:

•	No part of the initial option grant shall be exercisable if the annual compound increase in EPS over the three year target period compared with the base year is less than 12.5%;
•	20% of the initial option grant shall be exercisable if compound EPS growth is equal to 12.5%;
•	100% of the initial option grant shall be exercisable if compound EPS growth is equal to 27.5%;
•

In considering the level of vesting based on EPS performance, the Remuneration Committee will also consider the overall results of the Group (e.g. three year profit growth and Return On Capital Employed over the period);

•

Subject to any reduction which the Remuneration Committee deems appropriate, options vest between 20% and 40% on a straight line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight line basis if compound growth is between 17.5% and 27.5%, which provides for proportionately more vesting for higher levels of EPS growth.

For subsequent grants, the Remuneration Committee will have discretion to set targets annually, with appropriate disclosure in the Report on Directors’ Remuneration.

7. Cessation of employment:

Generally options lapse when a participant leaves the Group. However, where cessation occurs by reason of death, ill-health, or agreed retirement age, the participant may be granted a period of 12 months to exercise options after the relevant event. If an option has not vested, the Remuneration Committee may, at its discretion, determine that the 12 month period shall commence on the date on which the option becomes first exercisable. In these circumstances, the Committee may also decide that the option should be scaled down by reference to the performance of the participant and on a time apportioned basis. Such proration of an option will, in general, apply unless the Committee determines that the circumstances warrant greater vesting. The Committee may, at its discretion, waive the performance criteria of the 2010 Scheme in which case the award will be scaled down by reference to the performance of the participant and on a time apportioned basis.

Where cessation occurs for any other reason, the participant may be granted a period of six months to exercise options. If an option has not vested, in cases of redundancy or where a subsidiary ceases to be under the control of the Company, the Remuneration Committee may, at its discretion, determine that the six month period shall commence on the date on which the option becomes first exercisable. In these circumstances, the Committee may also decide that the option should be scaled down by reference to the performance of the participant and on a time apportioned basis. Such proration of an option will, in general, apply unless the Committee determines that the circumstances warrant greater vesting. The Committee may, at its discretion, waive the performance criteria of the Scheme in which case the award will be scaled down by reference to the performance of the participant and on a time apportioned basis.

8. Change of control:

There is no automatic vesting in the event of a takeover, reconstruction, amalgamation, de-merger, scheme of arrangement or the winding-up of the Company. However, the Remuneration Committee may, at its discretion, allow options to vest early in these circumstances in full or in part. Proration of an option will, in general, apply unless the Committee determines that the circumstances warrant greater vesting.

9. Adjustment of options:

In the event of a de-merger, special dividend or similar event or an alteration to the capital structure of the Company, including a capitalisation of reserves or a rights issue, unexercised options may be adjusted as the Remuneration Committee deems appropriate. Before exercising this discretion, the Committee will consult with the auditors in relation to the proposed adjustments.

10. Alterations to the 2010 Share Option Scheme:

Provided the purpose of the 2010 Scheme is not altered, the Remuneration Committee shall have authority to amend the 2010 Scheme in any manner it deems fit, except that amendments to the provisions relating to eligibility for participation, the maximum annual entitlement for any one participant, the limitation on the number of shares to be issued under the 2010 Scheme and the adjustment of options would require the prior approval of shareholders.

Appendix 2

Summary of principal features of the proposed 2010 Savings-related Share Option Schemes

1. General:

New savings-related share option schemes will be established in each jurisdiction, under which subsidiary companies of the Group will be nominated as participating subsidiaries. Shares issued or re-issued under the 2010 Savings-related Schemes will rank pari passu in all respects with the Ordinary and Income Shares of the Company. Benefits under the scheme will not be pensionable.

2. Eligibility:

All employees of a participating subsidiary, who have satisfied a required qualifying period, will be invited to participate.

3. Individual limits:

Eligible employees who wish to participate in the scheme will enter into a savings contract with a nominated savings institution, for a three or a five year period, to save a maximum of €500 or Stg£250, as appropriate, per month.

4. Option grants:

At the commencement of each contract period employees will be granted an option to acquire Ordinary Shares in the Company at an option price which is equal to the amount proposed to be saved plus the bonus payable by the nominated savings institution at the end of the savings period. The price payable for each Ordinary Share under an option will be not less than the higher of par or 75% (or in the case of the U.K. scheme 80%) of the middle-market quotation on the Stock Exchange at the time the option is granted.

5. Option exercises:

On completion of the savings contract, employees may use the amount saved, together with the bonus earned, to exercise the option.

6. Dilution limits:

In the ten years preceding any given day, the aggregate number of shares in the Company committed for issue under all share schemes operated by the Company shall not exceed 10% of the shares in issue immediately prior to that day.

7. Adjustment of options:

In the event of any variation to the capital structure or reserves of the Company, including a capitalisation of reserves, rights issue, sub-division, consolidation, reduction or otherwise, unexercised options may be adjusted, subject to consulting with the auditors in relation to the proposed amendment and receiving prior written approval from the relevant revenue authorities.

8. Alterations to the 2010 Savings-related Share Option Schemes:

The provisions relating to eligibility, limitation on number of shares to be issued under the scheme, maximum entitlement for any one participant, the basis of individual entitlement or the adjustment of grants in the event of a variation in share capital may not be altered to the advantage of participants without the prior approval of shareholders, except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any Group company or any participant.

Notice of Meeting

The Annual General Meeting of CRH plc will be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Wednesday, 5th May 2010 for the following purposes:

1.	To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31st December 2009.

2.	To declare a dividend on the Ordinary Shares.

3.	To consider the Report on Directors’ Remuneration for the year ended 31st December 2009.

4.	To re-elect the following Directors:

Mr. U-H. Felcht

Mr. D.N. O’Connor

Mr. W.I. O’Mahony

in accordance with Article 104

Mr. J.W. Kennedy

in accordance with Article 110.

5.	To authorise the Directors to fix the remuneration of the Auditors.

6.	To consider and, if thought fit, to pass as a Special Resolution:

That, in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities for cash and in respect of sub-paragraph (iii) thereof up to an aggregate nominal value of €11,868,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2011 or 4th August 2011.

7.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990), in the manner provided for in Article 8A of the Articles of Association of the Company, up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this Resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2011 or 4th August 2011.

8.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to re-issue treasury shares (as defined in Section 209 of the Companies Act, 1990), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2011 or 4th August 2011.

Special Business
9.	To consider and, if thought fit, to pass as a Special Resolution:

That it is hereby resolved that the provision in Article 60(a) of the Articles of Association of the Company allowing for the convening of Extraordinary General Meetings by at least 14 clear days’ notice (where such meetings are not convened for the passing of a special resolution) shall continue to be effective.

10.	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

That approval be and is hereby given for the establishment by the Company of Share Option Schemes (the “2010 Share Option Schemes”), the principal features of which are summarised in the Circular to shareholders dated 31st March 2010 that accompanies the Notice convening this Meeting and that the Directors be and are hereby authorised to:

(a)

take all such action or steps (including the making of amendments to the 2010 Share Option Schemes and the rules thereof) as may be necessary to obtain the approval of the relevant Revenue Authorities for the said Schemes;

(b)

establish schemes in other jurisdictions similar in substance to the Schemes but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such scheme will be treated as counting towards any limits on individual or overall participation in the 2010 Share Option Schemes.

11.	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

That approval be and is hereby given for the establishment by the Company of Savings-related Share Option Schemes (the “2010 Savings-related Share Option Schemes”), the principal features of which are summarised in the Circular to shareholders dated 31st March 2010 that accompanies the Notice convening this Meeting and that the Directors be and are hereby authorised to:

(a)

take all such action or steps (including the making of amendments to the 2010 Savings-related Share Option Schemes and the rules thereof) as may be necessary to obtain the approval of the relevant Revenue Authorities for the said Schemes;

(b)

establish schemes in other jurisdictions similar in substance to the 2010 Savings-related Share Option Schemes but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such scheme will be treated as counting towards any limits on individual or overall participation in the 2010 Savings-related Share Option Schemes.

12.	To consider and, if thought fit, to pass as a Special Resolution:
That the Articles of Association of the Company be and are hereby amended by:-
(a) deleting the definition of “The Acts” and replacing it with the following definition:

“ “The Acts” means the Companies Acts, 1963 to 2005 and Parts 2 and 3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006 and the Companies (Amendment) Act 2009, all statutory instruments which are to be read as one with, or construed or read together as one with, the Companies Acts and every statutory modification and re-enactment thereof for the time being in force;”

and the insertion of the following new definition:

“ “Record Date for a General Meeting” means a date and time specified by the Company for eligibility for voting at a general meeting, which may not be more than forty-eight hours before the general meeting to which it relates;”.

(b)	deleting Article 60(a) and replacing it with the following new Article 60(a):
“60. (a)

Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, an Annual General Meeting and an Extraordinary General Meeting called for the passing of a special resolution shall be called by at least twenty-one clear days’ notice and any other Extraordinary General Meeting shall also be called by at least twenty-one clear days’ notice except that it may be called by fourteen clear days’ notice where:

(i) all shareholders, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means either before or at the meeting; and
(ii) a special resolution reducing the period of notice to fourteen clear days’ has been passed at the immediately preceding Annual General Meeting, or at a general meeting held since that meeting.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted. It shall also give particulars of any Directors who are to retire by rotation or otherwise at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share by reason of the death or bankruptcy of a member and to the Directors and the Auditors.”

(c)	deleting Article 61 and replacing it with the following new Article 61:
“61. (a)

All business that is transacted at an Extraordinary General Meeting shall be deemed special and all business that is transacted at an Annual General Meeting shall also be deemed special with the exception of a declaration of a dividend, the consideration of the accounts and balance sheet and reports of the Directors and the Auditors and any other documents required to be annexed to the balance sheet, the election of Directors, the re-appointment of retiring Auditors, the fixing of the remuneration of the Directors and the Auditors and the passing of Resolutions pursuant to Articles 8A, 8B, 11(d) and 11(e).

(b)

In the case of an Extraordinary General Meeting, a member may request to table a draft resolution under Section 133B(1)(b) of the Act provided that the text of the resolution shall have been received by the Company in hardcopy form or in electronic form at the addresses specified by the Company at least 14 days before the meeting to which it relates.”

(d)	deleting the existing Article 70.
(e)	inserting the following new Articles 71 to 73:
“71.

On a poll taken at a meeting of the Company, or at a meeting of any class of shareholders of the Company, a shareholder, whether present in person or by proxy, entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

72.

Subject to such requirements and restrictions as the Directors may specify, the Company may permit shareholders to vote by correspondence in advance of a general meeting in respect of one or more of the resolutions proposed at a meeting. Where the Company permits shareholders to vote by correspondence, such votes shall only be counted where they are received at the address and before the date and time specified by the Company, provided the date and time is no more than twenty-four hours before the time at which the vote is to be concluded.

73.

Subject to such requirements and restrictions as the Directors may specify, the Company may permit shareholders who are not physically present at a general meeting to vote by electronic means at the meeting in respect of one or more of the resolutions proposed at the meeting.”

(f)	deleting the existing Article 72 and replacing it with the following new Article 74:
	“74.	(a)

In order to exercise their right to participate and vote at general meetings, a person must be entered on the Register by the Record Date for a General Meeting specified in respect of such general meeting and any change to an entry on the Register after the Record Date for a General Meeting shall be disregarded in determining the right of any person to attend and vote at such general meeting;

(b)

Subject to any special rights or restrictions as to voting upon which any shares may be issued, or may for the time being be held, and subject to the provisions of Article 14, on a show of hands every member present in person and every proxy shall have one vote, so however that no individual shall have more than one vote, and on a poll every member shall have one vote for each share other than an Income Share of which he is a holder.”

(g)	the renumbering of the Articles of Association and all cross references therein to reflect the amendments provided for in paragraphs (a) to (f) above.

For the Board, N. Colgan, Company Secretary,

42 Fitzwilliam Square, Dublin 2.

31st March 2010

Notes

(1)	The final dividend, if approved, will be paid on the Ordinary Shares on 10th May 2010.

(2)	Resolution 3 is an advisory resolution and is not binding on the Company.

(3)

Any member entitled to attend, speak, ask questions and vote at this Meeting may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chairman or another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares. A proxy form is enclosed.

(4)

To be valid, proxy forms must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof, to the Company’s Registrar, Capita Registrars, to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand), not later than 11.00 a.m. on Monday, 3rd May 2010. Shareholders who wish to submit proxies by electronic means may do so by accessing either CRH’s website, www.crh.com, and selecting “Registrars” under “Shareholder Services” in the Investor Relations section or by accessing the Registrars’ website,

www.capitaregistrars.ie and selecting “login to Shareholder Services” under “On-line Services”. To submit a proxy on-line shareholders are initially required to register for the service. Shareholders who do not receive a proxy form by post, or who wish to be sent paper copies of documents relating to the meeting, should contact the Registrars, Capita Registrars (Tel. +353 1 810 2400).

(5)

CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 11.00 a.m. on Monday, 3rd May 2010. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act 1990 (Uncertificated Securities) Regulations 1996.

(6)

Pursuant to Section 134A of the Companies Act 1963 and Regulation 14 of the Companies Act 1990 (Uncertificated Securities) Regulations 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on Monday, 3rd May 2010 shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

(7)

Copies of the rules of the proposed new employee share schemes referred to above are available for inspection at the registered office of the Company, 42 Fitzwilliam Square, Dublin 2, at the offices of Arthur Cox, Arthur Cox Building, Earlsfort Centre, Earlsfort Terrace, Dublin 2, and at the offices of UBS Limited, 1 Finsbury Avenue, London EC2M 2PP during normal business hours on any weekday (Saturdays and public holidays excepted) up to 5th May 2010 and at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin from 15 minutes prior to the Annual General Meeting until the conclusion of the Meeting.

(8)

Pursuant to Section 133B(1)(a) of the Companies Act 1963 and subject to any contrary provision in company law, shareholders, holding at least 3% of the Company’s issued share capital, or at least 3% of the voting rights, have the right to put an item on the agenda, or table a draft resolution for an item on the agenda, of a general meeting. In the case of the 2010 Annual General Meeting, the latest date for submission of such requests/resolutions was 24th March 2010. Further information in relation to shareholders’ rights can be obtained from the CRH website, www.crh.com.

(9)	Shareholders entitled to attend the Annual General Meeting have the right to ask questions relating to items on the agenda.

(10)

Pursuant to Section 138 of the Companies Act 1963, where a poll is taken at the Annual General Meeting, a shareholder, present in person or by proxy, holding more than one share need not cast all his/her votes in the same way.

(11)

A copy of this Notice, details of the total number of shares and voting rights at the date of this Notice, and copies of documentation relating to the 2010 Annual General Meeting, including proxy forms, can be obtained from the CRH website, www.crh.com.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

	CRH plc The International Building Materials Group	Registered Office 42 Fitzwilliam Square Dublin 2 Ireland — TELEPHONE +353.1.634 4340 FAX +353.1.676 5013 E-MAIL crh42@crh.com WEBSITE www.crh.com

31st March 2010

To the holders of Ordinary Shares.

SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF 44.0 CENT PER SHARE TO BE PAID ON 10th MAY 2010

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the final dividend of 44.0 cent per share to be paid on the Ordinary Shares on 10th May 2010, subject to the approval of the dividend at the Annual General Meeting to be held on 5th May 2010.

The price of one New Share will be €17.86. Accordingly, your entitlement will be one New Share for every 50.738636 Ordinary Shares held where dividend withholding tax applies and for every 40.590909 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables Shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated September 2002, which has been sent to all Shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Registrars at +353 1 8102400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully, K. McGowan Chairman

Registered in Dublin

No. 12965

—

DIRECTORS:

K. McGowan Chairman

M. Lee Chief Executive

G.A. Culpepper (USA)

W.P. Egan (USA)

U-H. Felcht (German)

N. Hartery

J.M. de Jong (Dutch)

J.W. Kennedy

A. Manifold

T.V. Neill

D.N. O’Connor

J.M.C. O’Connor

W.I. O’Mahony

M.S. Towe (USA)

Secretary N. Colgan

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE

YEAR ENDED 31st DECEMBER 2009

1.	Basis of Calculation

Shareholders on the Register on 12th March 2010, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 44.0 cent per Ordinary Share and a value for each New Share of €17.86. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 10th March 2010, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 50.738636 Ordinary Shares held where dividend withholding tax applies and for every 40.590909 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the Main Securities Market of the Irish Stock Exchange and the London Stock Exchange’s market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the final dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 17,204,175 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 2.46% in the Company’s existing issued Ordinary Share Capital (excluding Treasury Shares). If all Shareholders elected to receive cash the amount payable by the Company would be €307,266,571.04.

2.	Mandate Scheme

A Mandate may only be given in respect of all and not part of a shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Registrars by 12 noon on 23rd April 2010 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Registrars, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2009 final dividend the latest time and date is 12 noon on 23rd April 2010.

3.	If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 10th March 2010 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.	Timetable of Events

Ordinary Shares quoted ex-dividend	10th March 2010
Record Date for Dividend	12th March 2010
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	31st March 2010
Latest date for receipt of completed Election and Mandate Forms	23rd April 2010
Latest date for receipt of notices of revocation	23rd April 2010
Annual General Meeting	5th May 2010
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	7th May 2010
Despatch of definitive Share Certificates for New Shares	7th May 2010
Dividend payment date	10th May 2010
CREST accounts credited with New Shares	10th May 2010
Dealings expected to commence in the New Shares	10th May 2010

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 10th March 2010 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2. 2009 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM
Box A Registered holding of Ordinary Shares on 12th March 2010		Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman’s Letter dated 31st March 2010 (the “Circular”) and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1	If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

	(i)	To receive your maximum entitlement to New Shares in respect of the final dividend: take no action;

or

	(ii)	To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

	(i)	To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form;

or

	(ii)	To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form;

or

(iii)

To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made;

or

	(iv)	To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii), your completed Form or your notice of revocation, as the case may be, should be sent to Capita Registrars, in the prepaid envelope provided, so as to arrive no later than 12 noon on 23rd April 2010.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 12th March 2010, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2009, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other Shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election. I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid. I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature:	(2) Signature:

(3) Signature:	(4) Signature:

Dated:	Daytime Tel. No.
(in case of queries)
Notes:	1. All joint holders must sign.
2. A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
3. If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Registrars, P.O. Box 7117, Dublin 2. Tel. +353 1 8102400, Fax +353 1 8102422. Completed Forms should be sent by post to the same address or delivered by hand to Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

CRH plc Form of Proxy for the Annual General Meeting to be held on 5th May 2010

Please indicate with an “X” in the boxes below how you wish your votes to be cast.

Resolutions to be voted on are set out in detail in the Notice of the Meeting.
		For	Against	Vote Withheld See Note 2	CRH plc Form of Proxy for Annual General Meeting
1.	Consideration of financial statements and Reports of Directors and Auditors	☐	☐	☐	I/We the undersigned being an Ordinary shareholder/shareholders of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting*
2.	Declaration of a dividend	☐	☐	☐
3.	Consideration of Report on Directors’ Remuneration	☐	☐	☐

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.00 a.m. on 5th May 2010 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit. This proxy may be exercised in respect of all/                      ** shares registered in my/our name(s). Names of all joint holders, if applicable (in block letters)

4.	Re-election of Directors:
	(a) U-H. Felcht	☐	☐	☐
	(b) D.N. O’Connor	☐	☐	☐
	(c) W.I. O’Mahony	☐	☐	☐
	(d) J.W. Kennedy	☐	☐	☐
5.	Remuneration of Auditors	☐	☐	☐	1.
6.	Disapplication of pre-emption rights	☐	☐	☐	2.
7.	Authority to purchase own Ordinary Shares	☐	☐	☐	3.
8.	Authority to re-issue Treasury Shares	☐	☐	☐	4.
9.	Notice period for Extraordinary General Meetings	☐	☐	☐	Signed:
10.	New Share Option Schemes	☐	☐	☐
11.	New Savings-related Share Option Schemes	☐	☐	☐	Date:
12.	Amendments to Articles of Association	☐	☐	☐

Notes on completing proxy form:

1.

*If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a Shareholder of the Company, inserted instead. A Shareholder may appoint one or more proxies. If you would like to appoint more than one proxy, please contact the Registrars, Capita Registrars, to receive an additional proxy form.

2.

Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box. A proxy is required to vote in accordance with any instructions given to him. The Vote Withheld option is provided to enable you to abstain on any particular resolution. It should be noted, however, that it is not a vote in law and will not be counted in the calculation of the proportion of the votes for and against the resolution. Unless otherwise directed, and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

3.

This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company’s Registrars, Capita Registrars, either electronically or to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand) not later than 11.00 a.m. on 3rd May 2010.

4.

**Where a proxy is not to have the authority to vote all shares registered in the name of the Shareholder, the Shareholder should specify the number of shares which may be voted by the proxy, where indicated above. Where the number of shares is not inserted, a proxy will be deemed to have authority to vote all of the shares registered in the Shareholder's name.

5.

A Shareholder wishing to appoint a proxy by electronic means may do so by accessing either CRH’s website, www.crh.com, and selecting “Registrars” under “Shareholder Services” in the Investor Relations section or by accessing the Registrars’ website, www.capitaregistrars.ie and selecting “login to Shareholder Services” under “On-line Services”. To submit a proxy on-line, Shareholders are initially required to register for the service.

6.	CREST members wishing to appoint a proxy electronically should refer to the notes to the Notice of the Annual General Meeting.

7.	Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

8.

In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

9.	The return of a proxy form will not preclude any member from attending the Meeting, speaking, asking questions and voting in person should he/she wish to do so.

CRH plc Annual General Meeting 2010 Holder Ref:
Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin, 5th May 2010 at 11.00 a.m.
Attendance Form Ordinary Shareholders
Please do not post this section of the form but present it personally to gain admittance to the meeting
Signature:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	1st April 2010	By:	/s/ Glenn Culpepper
Glenn Culpepper Finance Director